March 2, 2018

Filed as Edgar Correspondence

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Ascent Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 8, 2017
Form 10-Q for the Quarter Ended September 30, 2017
Filed November 2, 2017
File No. 001-34176

Dear Mr. Spirgel:

This letter is submitted by Ascent Capital Group, Inc. (“we” or the “Company”) in response to our February 26, 2018 conversation with Christine Adams, staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), in which we discussed non-GAAP metrics. The Company acknowledges the Staff’s comment with respect to the disclosure of non-GAAP metrics and will modify our future SEC filings to exclude the disclosure of Pre-SAC Adjusted EBITDA. Alternatively, we will present creation costs below Adjusted EBITDA for all periods presented in the MD&A - Results of Operations table.

* * * *

The Company respectfully believes this letter addresses the Staff’s comments discussed on the February 26, 2018 telephone call with Ms. Adams. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at 972-277-3623.

Sincerely,

/s/ Fred A. Graffam

Senior Vice President and Chief Financial Officer

CC:	William R. Fitzgerald
William Niles
Renee Wilm